Invictus MD Strategies Corp.
Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended April 30, 2018 and 2017

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

Under National Instrument 51-102 “Continuous Disclosure Obligations”, Part 4, Subsection 4.3(3a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Invictus MD Strategies Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

“Dan Kriznic”	“Aaron Bowden”

Dan Kriznic	Aaron Bowden
Director	Director

June 22, 2018

Invictus MD Strategies Corp.
Condensed interim consolidated statements of financial position
(Expressed in Canadian dollars)

		April 30,	January 31,
		2018	2018
	Notes	$	$
		(unaudited)
Assets
Current
Cash and cash equivalents	18	19,449,188	37,593,985
Accounts receivable	3	1,052,271	883,381
Prepaid expenses and other		526,075	329,109
Biological assets	4	154,363	181,534
Inventory	5	2,684,488	2,302,484
Loans receivable	6	475,000	375,000
		24,341,385	41,665,493

Investments in associates	7	23,118,699	13,281,002
Property, plant and equipment	8	8,246,290	5,871,398
Intangible assets	9	48,839,932	40,641,365
Goodwill	10	13,987,546	13,987,546
Total assets		118,533,852	115,446,804

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	11,12	1,561,077	2,021,238
Deferred revenue		–	561,166
		1,561,077	2,582,404

Deferred tax liability		10,030,000	10,030,000
Total liabilities		11,591,077	12,612,404

Shareholders' equity
Share capital	13	115,476,085	107,231,193
Contributed surplus		20,035,136	21,143,715
Deficit		(30,227,516)	(27,178,934)
Equity attributed to common shareholders		105,283,705	101,195,974
Non-controlling interest		1,659,070	1,638,426
Total shareholders' equity		106,942,775	102,834,400
Total liabilities and shareholders' equity		118,533,852	115,446,804

Nature of operations (Note 1)
Commitments (Note 16)
Subsequent events (Note 19)

Approved by the Board of Directors:

“Dan Kriznic”	“Aaron Bowden”
Dan Kriznic, Director	Aaron Bowden, Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of operations and comprehensive loss
(Unaudited – expressed in Canadian dollars)

		Three months ended
			April 30,
		2018	2017
	Notes	$	$

Revenue		1,302,053	493,448
Production costs		1,074,656	431,417
Gross margin before fair value adjustment		227,397	62,031
Unrealized gain on changes in fair value of biological assets	4	336,686	–
Gross margin		564,083	62,031

Operating expenses
Sales and marketing		991,165	722,368
General and administrative	12	1,809,644	755,582
Share-based compensation	13	38,190	4,745,050
Acquisition costs		–	2,763,537
Depreciation and amortization	8,9	630,169	1,141
		3,469,168	8,987,678
Loss from operations		(2,905,085)	(8,925,647)
Other income (expense)
Interest income		37,116	–
Foreign exchange gain (loss)		2,335	(5,948)
Other income		–	54,073
Equity loss on investments	7	(162,304)	–
		(122,853)	48,125
Net loss and comprehensive loss		(3,027,938)	(8,877,522)
Net loss and comprehensive loss attributed to
Shareholders of the Company		(3,048,582)	(8,851,718)
Non-controlling interest		20,644	(25,804)
		(3,027,938)	(8,877,522)

Net loss per common share Basic and diluted		(0.03)	(0.24)

Weighted average number of common shares outstanding		92,190,975	37,179,909

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of changes in shareholders’ equity
(Unaudited – expressed in Canadian dollars)

			Contributed	Non-controlling
		Share capital	surplus	interest	Deficit	Total
	Number of shares	$	$	$	$	$
Balance, January 31, 2017	27,839,600	17,238,846	6,137,595	1,649,570	(7,401,110)	17,624,901
Shares and warrants issued for Acreage
Pharms acquisition	20,000,000	36,800,000	2,890,884	–	–	39,690,884
Exercise of warrants	477,858	254,569	(31,139)			223,430
Private placements	9,829,130	12,554,904	3,643,661	–	–	16,198,565
Share issuance costs	281,818	(2,079,355)	881,874	–	–	(1,197,481)
Shares issued for services rendered	1,000,000	1,810,000	–	–	–	1,810,000
Share-based compensation	–	–	4,745,050	–	–	4,745,050
Net loss and comprehensive loss	–	–	–	(25,804)	(8,851,718)	(8,877,522)
Balance, April 30, 2017	59,428,406	66,578,964	18,267,925	1,623,766	(16,252,828)	70,217,827

Balance, January 31, 2018	89,313,485	107,231,193	21,143,715	1,638,426	(27,178,934)	102,834,400
Shares issued for Gene-etics acquisition	2,631,141	5,183,348	-	–	–	5,183,348
Exercise of stock options	112,500	288,405	(130,655)	–	–	157,750
Exercise of warrants	1,256,550	2,773,139	(1,016,114)	–	–	1,757,025
Share-based compensation	–	–	38,190	–	–	38,190
Net loss and comprehensive loss	–	–	–	20,644	(3,048,582)	(3,027,938)
Balance, April 30, 2018	93,313,676	115,476,085	20,035,136	1,659,070	(30,227,516)	106,942,775

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

Invictus MD Strategies Corp.
Condensed interim consolidated statements of cash flows
(Unaudited – expressed in Canadian dollars)

		Three months ended
			April 30,
		2018	2017
	Notes	$	$

Operating activities
Net loss		(3,027,938)	(8,877,522)
Items not affecting cash
Unrealized gain on changes in fair value of biological assets		(336,686)	–
Acquisition costs		–	1,810,000
Share-based compensation		38,190	4,745,050
Depreciation and amortization		630,169	1,141
Equity loss on investments		162,304	–
Changes in non-cash working capital balances
Increase in accounts receivable		(168,890)	(45,204)
Increase in prepaid expenses and other		(196,966)	(59,167)
Increase in biological assets		(5,292)	–
Increase in inventory		(12,855)	(58,063)
Increase (decrease) in accounts payable and accrued liabilities		(460,161)	560,763
Decrease in deferred revenue		(561,166)	–
Net cash used in operating activities		(3,939,291)	(1,923,002)

Investing activities
Increase in investments	7	(10,000,001)	–
Decrease in short-term investment		–	911,724
Increase in loans receivable	6	(100,000)	–
Increase in other assets		–	(3,243)
Acquisition of Acreage Pharms	10	–	(6,200,000)
Purchase of property, plant and equipment		(2,509,926)	(5,149)
Purchase of intangible assets	9	(3,510,354)	(57,816)
Net cash used in investing activities		(16,120,281)	(5,354,484)

Financing activities
Exercise of stock options		157,750	–
Exercise of warrants		1,757,025	223,430
Private placements		–	16,198,565
Share issuance costs		–	(1,197,481)
Decrease in bank indebtedness		–	(36,382)
Repayment of convertible loan		–	(2,000,000)
Proceeds from issuance of note payable		–	40,000
Repayment of note payable		–	(2,000,000)
Net cash provided by financing activities		1,914,775	11,228,132

Increase (decrease) in cash and cash equivalents		(18,144,797)	3,950,646
Cash and cash equivalents, beginning of year		37,593,985	463,357
Cash and cash equivalents, end of year		19,449,188	4,414,003

Supplemental cash flow information (Note 18)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Invictus MD Strategies Corp. is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “GENE”, as well as "8IS1" on the Frankfurt Stock Exchange and "IVITF" on the OTC. The Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth, value and profits in the medical cannabis industry.

The unaudited condensed interim consolidated financial statements as at and for the three months ended April 30, 2018 and 2017, include Invictus MD Strategies Corp. and its subsidiaries (together referred to as “Invictus MD” or the “Company”) and the Company’s interest in affiliated companies. The Company’s most active subsidiaries include Acreage Pharms Ltd. (“Acreage Pharms”), Future Harvest Development Ltd. (“Future Harvest”) and Poda Technologies Ltd. (“Poda”). The Company’s most active investments include an ownership interest in AB Laboratories Inc. (“AB Labs”) and AB Ventures Inc. (“AB Ventures”).

Acreage Pharms is a licensed producer of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Future Harvest produces and sells plant fertilizers, nutrients and other supplies for hydroponics. Poda is engaged in the development of a new and improved technology to vaporize cannabis. AB Labs is a licensed producer and seller of medical cannabis in Canada pursuant to the ACMPR, and AB Ventures is in the application phase for a license to produce medical cannabis under ACMPR.

The Company was incorporated on February 11, 2014, under the Business Corporations Act (British Columbia). The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. In preparation of these unaudited condensed interim consolidated financial statements, the Company has consistently applied the same accounting policies disclosed in the Company’s audited annual consolidated financial statements for the year ended January 31, 2018, with the exception of the new accounting standards adopted in the current year, as described below.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on June 22, 2018.

Basis of presentation and measurement

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries and have been presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, on a historical cost basis, except for biological assets and certain financial instruments, which are measured at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets. The expenses within the unaudited condensed interim consolidated statements of operations and comprehensive loss are presented by function.

The notes presented in these unaudited condensed interim consolidated financial statements include, in general, only significant changes and transactions occurring since January 31, 2018. As such, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2018.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Basis of consolidation

These unaudited condensed interim consolidated financial statements comprise the financial statements of the Company and its Canadian subsidiaries, as presented below. Subsidiaries are those entities which the Company controls by having the power to govern the financial and operational policies of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All intercompany transactions and balances have been eliminated.

	Percentage ownership interest
	April 30, 2018	January 31, 2018
Greener Pastures Marihuana Dispensary Ltd.	100%	100%
Poda Technologies Ltd.	100%	100%
Vitaleaf Management Inc. (inactive)	100%	100%
Prestige Worldwide Holdings Inc.	100%	100%
Future Harvest Development Ltd.	82.5%	82.5%
Acreage Pharms Ltd.	100%	100%
AB Laboratories Inc.	50%	33.33%
AB Ventures Inc.	11.76%	11.76%
Gene-etics Strains Co.	100%	0%
2102168 Alberta Ltd.	100%	0%

New accounting standards adopted in the current year

On February 1, 2018, the Company adopted amendments to IFRS 2, “Share-based Payment”. The amendments provide clarification on how to account for certain types of share-based transactions. The adoption of this amendment did not have any impact on the Company’s unaudited condensed interim consolidated financial statements.

On February 1, 2018, the Company adopted IFRS 9, “Financial Instruments”. IFRS 9 introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected credit loss impairment model and a substantially reformed approach to hedge accounting. The Company adopted a retrospective approach and as IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The introduction of the new expected credit loss impairment model did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

On February 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts with Customers”. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. The Company elected to apply IFRS 15 using a full retrospective approach. Under IFRS 15, revenue from the sale of fertilizers and nutrients and medical cannabis would be recognized at a point in time when control over the goods has been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s former revenue recognition policy under IAS 18. Therefore, the adoption of IFRS 15 did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

New accounting standards issued but not yet effective

New standard IFRS 16, "Leases" is not yet effective for the period ended April 30, 2018 and has not been applied in preparing these unaudited condensed interim consolidated financial statements. The Company has not early adopted this new standard.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

3.	ACCOUNTS RECEIVABLE

	April 30,	January 31,
	2018	2018
	$	$
Trade accounts receivable	844,067	735,939
GST and taxes recoverable	208,204	147,442
	1,052,271	883,381

4.	BIOLOGICAL ASSETS

	April 30,	January 31,
	2018	2018
	$	$
Balance, beginning of period	181,534	–
Purchases of seeds and clones	5,292	21,000
Changes in fair value less costs to sell due to biological transformation	336,686	1,311,925
Transferred to inventory upon harvest	(369,149)	(1,151,391)
Balance, end of period	154,363	181,534

The Company’s biological assets consist of medical cannabis plants. The significant assumptions used in determining the fair value of medical cannabis plants include:

•	Expected yield by strain of plant;
•	Wastage of plants;
•	Duration of the production cycle;
•	Percentage of costs incurred to date compared to the total costs expected to be incurred;
•	Percentage of costs incurred for each stage of plant growth; and
•	Market values less selling costs.

On average, the growth cycle is 65 days. As at April 30, 2018, it is estimated that the Company’s biological assets will yield approximately 41,727 grams of cannabis when harvested (January 31, 2018: 53,082). The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

5.	INVENTORY

	April 30,	January 31,
	2018	2018
	$	$
Dry cannabis
Finished goods	1,653,412	1,062,184
Work-in-process	88,594	273,073
	1,742,006	1,335,257
Fertilizers and nutrients
Finished goods	483,235	312,298
Materials and supplies	459,247	654,929
	942,482	967,227
	2,684,488	2,302,484

As at April 30, 2018, the Company held 265,713 grams of dried cannabis, comprised of 195,848 grams awaiting release for sale and 69,865 grams held for future extract production (January 31, 2018: 185,846 grams of dried cannabis, comprised of 136,949 grams awaiting release for sale and 48,897 grams held for future extract production).

The cost of inventory is recognized as an expense and included in cost of sales when sold. For the three months ended April 30, 2018, the amount of inventory recognized in cost of sales was $854,854, comprised of fertilizers and nutrients (2017: $383,304 in fertilizers and nutrients).

6.	LOANS RECEIVABLE

(a)	As at April 30, 2018, the Company has a loan receivable of $75,000 from a non-related party (January 31, 2018: $75,000). The amount due was unsecured, non-interest bearing, and is due on demand.

(b)

As at April 30, 2018, the Company has a loan receivable of $400,000 from AB Labs, a related party as described in Note 7 (January 31, 2018: $300,000). The amount due is unsecured, non-interest bearing, and is due on demand.

7.	INVESTMENTS IN ASSOCIATES

On November 29, 2017, the Company entered into a binding letter of intent (“LOI”) for an option to increase the Company’s ownership interest in AB Labs from 33.33% to 50%, and on February 6, 2018, the Company exercised its option to acquire an additional 16.67% ownership in AB Labs. The exercise price of the option was $10,000,001, and will be used by AB Labs as follows:

(i)	$2,750,000 for the purchase of the “Primary Facility” building;

(ii)	$5,200,000 for the purchase of the “Secondary Facility” land and building, and for the anticipated construction costs of the Secondary Facility; and

(iii)	$2,050,001 for working capital purposes.

In addition to the payment of the purchase price for the Primary Facility and Secondary Facility, the use of the proceeds shall also include all closing costs related to the purchase of the properties.

Following close of the increased investment in AB Labs, the Company made an operating line of credit in the amount of $2,000,000 available to AB Labs on or before April 1, 2018, for the sole purpose of being used to satisfy any expenditures for the construction of the Secondary Facility not satisfied by the option price. The Loan Agreement shall be entered into prior to the first advance under the loan.

The following table summarizes the change in investment in associates for the three months ended April 30, 2018:

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

AB Labs	$
Balance, January 31, 2018	11,302,015
Consideration paid	10,000,001
Equity loss on investment	(161,607)
Balance, April 30, 2018	21,140,409

AB Ventures
Balance, January 31, 2018	1,978,987
Equity loss on investment	(697)
Balance, April 30, 2018	1,978,290
Total	23,118,699

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

8.	PROPERTY, PLANT AND EQUIPMENT

		Computer Computer		Leasehold	Manufacturing	Office	Facility
	Buildings	hardware	software	improvements	equipment	equipment	equipment	Total
	$	$	$	$	$	$	$	$
Cost
Balance, January 31, 2018	5,191,107	362,909	15,497	12,382	20,995	8,749	636,760	6,248,399
Additions	2,176,400	12,328	–	–	–	–	321,198	2,509,926
Balance, April 30, 2018	7,367,507	375,237	15,497	12,382	20,995	8,749	957,958	8,758,325

Accumulated depreciation
Balance, January 31, 2018	87,462	128,845	2,749	4,687	12,379	3,012	137,867	377,001
Depreciation	55,660	48,560	625	629	911	471	28,178	135,034
Balance, April 30, 2018	143,122	177,405	3,374	5,316	13,290	3,483	166,045	512,035

Carrying amounts
Balance, January 31, 2018	5,103,645	234,064	12,748	7,695	8,616	5,737	498,893	5,871,398
Balance, April 30, 2018	7,224,385	197,832	12,123	7,066	7,705	5,266	791,913	8,246,290

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

9.	INTANGIBLE ASSETS

On March 13, 2018, the Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the Company acquired all the issued and outstanding shares of Gene-etics Strains Co (“Gene-etics”). Following closing, the Company and Gene Simmons intend to enter into an agreement pursuant to which Gene Simmons will license to Gene-etics certain unregistered and registered trademarks, design marks, copyright and other intellectual property, personality rights and publicity rights. The consideration payable by the Company to Gene Simmons will be comprised of cash and common shares of the Company issued at the fair value market price of $1.97 per share as follows:

(i)	$3,299,423 (US$2,500,000) (paid);
(ii)	2,631,141 common shares (issued);
(iii)

1,973,355 common shares, issued on the date that is the later of (i) 180 days following the closing date, and (ii) the date on which a Master Services Agreement and License Agreement have been executed by each party; and

(iv)

1,973,355 common shares, issued on the date that is the later of (i) 240 days following the closing date, (ii) January 2, 2019, and (iii) the date on which a Master Services Agreement and License Agreement have been executed by each party.

The Company incurred professional fees of $46,945 associated with the acquisition of Gene-etics.

		Health	Trademarks
	Intellectual	Canada	and
	property	License	copyrights	Other	Total
	$	$	$	$	$
Balance, January 31, 2018	1,524,656	39,076,709	–	40,000	40,641,365
Additions	163,986	–	8,529,716	–	8,693,702
Amortization	–	(495,135)	–	–	(495,135)
Balance, April 30, 2018	1,688,642	38,581,574	8,529,716	40,000	48,839,932

The valuation of certain unregistered and registered trademarks, design marks, copyright and other intellectual property, personality rights and publicity rights associated with the acquisition of Gene-etics requires the use of certain critical accounting estimates and judgments. The accounting has not yet been finalized and the Company is reporting provisional amounts for the items for which the accounting is not complete. These provisional amounts may be adjusted during the measurement period.

As at April 30, 2018, the intellectual property was not yet available for use. The ACMPR cultivation license is amortized over the 20-year life of the leased property.

10.	BUSINESS COMBINATION AND GOODWILL

On April 25, 2017, the Company acquired 100% of the issued and outstanding shares of Acreage Pharms (the “Acquisition”) by exercising its share purchase option agreement that was entered into on February 24, 2017. As a result of the Acquisition, Acreage Pharms operates as a wholly-owned subsidiary of Invictus MD.

The Company determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied a market approach, and specifically the mergers and acquisition method, for measuring the fair value of the license to produce medical cannabis under ACMPR. This valuation model uses data from actual market transactions regarding the sale of similar companies or groups of assets to determine the price of the asset under review.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

The resulting goodwill represents the sales and growth potential of Acreage Pharms. As at January 31, 2018, management assessed the recoverable amount of goodwill and concluded that an impairment charge was not required.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	January 31,
	2018	2018
	$	$
Trade accounts payable	1,280,208	1,109,498
Accrued liabilities	201,450	813,950
GST and taxes payable	19,913	19,913
Payroll liabilities	59,506	77,877
	1,561,077	2,021,238

12.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions have occurred in the normal course of operations. Related party transactions occur and are recorded at the amounts agreed between the parties.

For the three months ended April 30, 2018, the Company was charged $379,500 in salaries and bonuses (2017: $64,556) by the Chairman and CEO of the Company.

For the three months ended April 30, 2018, the Company was charged $33,000 in salaries (2017: nil) by the CFO of the Company.

For the three months ended April 30, 2018, the Company was charged $64,615 in salaries (2017: nil) by the President and CEO of Acreage Pharms.

For the three months ended April 30, 2018, the Company was charged $27,500 in Director fees by the independent Directors of the Company (2017: nil). As at April 30, 2018, $27,500 remains outstanding and is recorded in accounts payable and accrued liabilities (January 31, 2018: $100,000).

For the three months ended April 30, 2018, the Company was charged $37,692 in salaries (2017: nil) by the Chief Compliance Officer of the Company.

For the three months ended April 30, 2018, the Company was charged $12,750 (2017: $12,750) in management fees and $30,424 (2017: $29,355) in rent by a company controlled by a former Director of the Company.

Key management personnel compensation

Key management is comprised of the Company’s directors and executive officers. The Company incurred the following key management compensation charges during the three months ended April 30, 2018 and 2017:

	2018	2017
	$	$
Salaries, bonuses, fees and benefits	555,057	225,661
Share-based payments	24,136	2,866,441
	579,193	3,092,102

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

13.	SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance and an unlimited number of non-voting and non-participating Class A redeemable preferred shares.

As at April 30, 2018, the Company had 93,313,676 common shares issued and outstanding (January 31, 2018: 89,313,485).

As at April 30, 2018, no Class A preferred shares issued are issued or outstanding (January 31, 2018: nil).

Gene-etics acquisition

On March 13, 2018, the Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the Company acquired all the issued and outstanding shares of Gene-etics Strains Co. The consideration payable by the Company to Gene Simmons will be comprised of cash and common shares of the Company issued at the fair value market price of $1.97 per share as follows:

(i)	$3,299,423 (US$2,500,000) (paid);
(ii)	2,631,141 common shares (issued);
(iii)

1,973,355 common shares, issued on the date that is the later of (i) 180 days following the closing date, and (ii) the date on which a Master Services Agreement and License Agreement have been executed by each party; and

(iv)

1,973,355 common shares, issued on the date that is the later of (i) 240 days following the closing date, (ii) January 2, 2019, and (iii) the date on which a Master Services Agreement and License Agreement have been executed by each party.

Escrow shares

As at January 31, 2018, the Company has 166,667 common shares held in escrow with the following escrow provisions:

-	100,000 shares to be released once Poda has earned an aggregate of $2.5 million in gross revenues;

-	66,667 shares to be released once Poda has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the stock exchange for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $0.10.

Stock option plan

The Company has adopted a rolling incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the applicable stock exchange’s requirements, grant to Directors, officers, employees or consultants to the Company, non-transferable options to purchase common shares. Pursuant to the Option Plan, the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company. Options granted under the Option Plan can have a maximum exercise term of 10 years from the date of grant. Vesting terms will be determined at the time of grant by the Board of Directors.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

For the three months ended April 30, 2018, the Company recognized share-based compensation of $38,190 (2017: $4,745,050).

Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	options	$
Outstanding, January 31, 2018	8,518,000	1.55
Granted	–	–
Exercised	(112,500)	1.40
Forfeited	–	–
Cancelled	(72,500)	0.70
Outstanding, April 30, 2018	8,333,000	1.56

For the three months ended April 30, 2018, 112,500 stock options were exercised for proceeds of $157,750 (2017: nil).

The following summarizes information about the stock options outstanding and exercisable as at April 30, 2018:

	Outstanding			Exercisable
	Weighted			Weighted
	average	Weighted		average	Weighted
	remaining	average		remaining	average
Number of	contractual life	exercise price	Number of	contractual life	exercise price
options	(years)	$	options	(years)	$
25,000	2.0	1.50	25,000	2.0	1.50
15,000	2.2	1.50	15,000	2.2	1.50
20,000	3.2	0.35	20,000	3.2	0.35
200,000	3.5	0.92	200,000	3.5	0.92
1,406,500	3.6	1.38	1,356,500	3.6	1.38
1,100,000	3.8	1.69	1,100,000	3.8	1.69
585,000	3.8	1.88	585,000	3.8	1.88
1,200,000	3.8	1.75	1,200,000	3.8	1.75
1,131,500	4.1	1.48	1,014,500	4.1	1.48
1,385,000	4.5	1.34	1,385,000	4.5	1.34
150,000	4.5	1.19	50,000	4.5	1.19
15,000	4.6	1.42	5,000	4.6	1.42
1,100,000	4.7	1.84	1,100,000	4.7	1.84
8,333,000	4.0	1.56	8,056,000	4.0	1.57

Warrants

Movements in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	warrants	$
Outstanding, January 31, 2018	15,236,743	1.76
Issued	–	–
Exercised	(1,256,550)	1.43
Expired	–	–
Outstanding, April 30, 2018	13,980,193	1.79

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

For the three months ended April 30, 2018, 1,256,550 warrants were exercised for proceeds of $1,757,025 (2017: 477,858 warrants were exercised for proceeds of $223,430).

The following summarizes information about the outstanding share purchase warrants exercisable to acquire common shares of the Company as at April 30, 2018:

Number of	Exercise
warrants	price
outstanding	$	Expiry date
2,565,234	1.75	June 1, 2018
1,595,850	0.50	June 30, 2018
4,614,566	2.35	September 2, 2018
140,909	2.35	September 2, 2018
688,039	1.65	September 2, 2018
1,000,000	1.50	October 25, 2018
2,797,047	1.75	November 24, 2018
578,548	1.75	December 1, 2018
15,236,743	1.79

14.	FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include cash and cash equivalents, accounts receivable, loans receivable, and accounts payable and accrued liabilities. The carrying value of the financial instruments approximates their fair values due to their short-term and on demand nature.

The following financial instruments are presented at fair value on a recurring basis:

		April 30, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	19,449,188	19,449,188	-	-

		January 31, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	37,593,985	37,593,985	-	-

The Company’s financial instruments are exposed to certain financial risks, including credit, liquidity, and currency risk.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company seeks to limit its exposure to this risk by holding its cash and cash equivalents in large Canadian financial institutions. The Company does not have significant credit risk with respect to customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis, raising capital through equity financing, when required, and maintaining an accessible line of credit. As at April 30, 2018, the Company had working capital of $22,780,308 (January 31, 2018: $39,083,089).

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company does not have loans and the line of credit is with a high credit quality financial institution.

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, enter into debt facilities, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the period. The Company considers its shareholders’ equity as capital.

16.	COMMITMENTS

The Company two operating leases with respect to its premises for operations and inventory storage.

Future minimum lease payments are as follows:

$

Remainder of 2019	116,888
2020	113,665
2021	100,601
331,154

Poda and the inventors have entered into a royalty agreement, whereby the inventors will receive a royalty in perpetuity equal to 3% of gross sales once Poda achieves cumulative gross revenue in the amount of $500,000.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

On March 13, 2018, the Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the Company acquired all the issued and outstanding shares of Gene-etics Strains Co. The consideration payable by the Company to Gene Simmons will be comprised of cash and common shares of the Company issued at a deemed price of $1.97 per share as follows:

(i)	$3,299,423 (US$2,500,000) (paid);
(ii)	2,631,141 common shares (issued);
(iii)

1,973,355 common shares, issued on the date that is the later of (i) 180 days following the closing date, and (ii) the date on which a Master Services Agreement and License Agreement have been executed by each party; and

(iv)

1,973,355 common shares, issued on the date that is the later of (i) 240 days following the closing date, (ii) January 2, 2019, and (iii) the date on which a Master Services Agreement and License Agreement have been executed by each party.

17.	SEGMENT INFORMATION

The Company has two reporting segments: sale of cannabis and fertilizers, based on the type of products sold. The Company reports activities not directly attributable to an operating segment under Corporate. All property, plant and equipment are located in Canada.

	Cannabis	Fertilizer	Corporate	Total
	$	$	$	$
April 30, 2018
Total assets	64,056,570	2,035,360	52,441,922	118,533,852
Total liabilities	10,453,500	234,253	903,324	11,591,077
January 31, 2018
Total assets	59,785,210	2,468,449	53,193,145	115,446,804
Total liabilities	10,475,559	916,311	1,220,534	12,612,404

	Cannabis	Fertilizer	Corporate	Total
	$	$	$	$
For the three months ended
April 30, 2018
Revenue	–	1,302,053	–	1,302,053
Net income (loss)	(1,033,327)	117,969	(2,112,580)	(3,027,938)
For the three months ended
April 30, 2017
Revenue	–	493,448	–	493,448
Net loss	–	147,372	8,730,150	8,877,522

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended April 30,
	2018	2017
	$	$

Interest received	37,116	–
Interest paid	–	–
Income taxes paid	–	–

Non-cash transactions
Fair value of accounts receivable of Acreage Pharms acquired	–	69,484
Fair value of property, plant and equipment of Acreage Pharms acquired	–	1,886,168
Fair value of intangible assets of Acreage Pharms acquired	–	40,640,000
Fair value of accounts payable and accrued liabilities of Acreage Pharms acquired	–	66,827
Fair value of deferred tax liability of Acreage Pharms acquired	–	10,825,941
Fair value of share purchase warrants issued as finder's fee	–	947,397
Fair value of warrants reallocated to share capital from contributed surplus upon exercise	1,016,114	31,139
Fair value of stock options reallocated to share capital from contributed surplus upon exercise	130,655	–
Shares issued for services rendered	–	1,810,000
Shares issued for acquisition of Acreage Pharms	–	36,800,000
Warrants issued for acquisition of Acreage Pharms	–	2,890,884
Shares issued for acquisition of Gene-etics	5,183,348	–

	April 30,	January 31,
	2018	2018
	$	$
Cash and cash equivalents
Cash	2,199,188	16,793,985
GICs	17,250,000	20,800,000
	19,449,188	37,593,985

Cash equivalents consist of redeemable guaranteed investment certificates (“GICs”) of $17,250,000 (January 31, 2018: $20,800,000), which are redeemable prior to maturity without significant costs or penalties.

19.	SUBSEQUENT EVENTS

(a)

On May 14, 2018, the Company entered into a binding letter of intent (“LOI”) for an option to acquire 100% (the “Option”) of the outstanding shares of an applicant (“OptionCo”) under the ACMPR from OptionCo current shareholders (the “Vendors”). OptionCo has two properties: (1) a cannabis production and research facility located in Delta, British Columbia (“Delta Facility”), and (2) an additional property awaiting construction of a 50,000 square foot purpose-built indoor facility located in Mission, British Columbia (“Mission Location”). The exercise price of the Option (the “Exercise Price”) is as follows:

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

(i)	$2,500,000;
(ii)

Issuing to the shareholders of OptionCo, within 10 business days of exercising the Option, $10 million in common shares of the Company valued at a price per share being the greater of: (a) $1.65 CAD per share and (b) the Company’s 10-day Volume Weighted Average Trading Price (“VWAP”) prior to the date of exercise with the following release schedule:

	a.	25% within 10 business days of exercising the Option; and
	b.	25% every 4 months thereafter.
(iii)

Investment in the sum of $10 million (the “Investment”) in cash into OptionCo to be used for a 50,000 square foot expansion of the Mission Location and working capital purposes. The Investment will be in the form of a commitment from the Company and will be paid into OptionCo over time on an as-needed basis;

(iv)

Issuing to the shareholders of OptionCo, within 10 business days of the Mission Location receiving its cultivation license under the ACMPR, $7 million in common shares of the Company valued at the VWAP immediately prior to the date of the Mission Location receiving its cultivation license under the ACMPR.

(b)	Subsequent to April 30, 2018, a total of 1,692,781 warrants and 220,000 stock options were exercised for proceeds of $2,771,742 and $350,300, respectively.